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; 10028993 MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Singer Xenos Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Douglas Road, Suite 900
(No. and Street)

Coral Gables	FL	33134-3187
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harris Singer — 305-443-0060 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc Harris Singer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Singer Xenos Securities Corp., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

MARIA A. LOPEZ
Notary Public - State of Florida
My Comm. Expires Jun 18, 2013
Commission # DD 863802
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE-DECEMBER 31, 2009

SINGER XENOS SECURITIES CORP.

CONTENTS

<u>Part I</u>

Report of Independent Auditor	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1	7
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	8
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3	9
<u>PART II</u>	
Statement of Internal Control	10 -11

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Singer Xenos Securities Corp
Coral Gables, Florida

I have audited the accompanying statement of financial condition of Singer Xenos Securities Corp. (the Company) as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows, and for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2009 and the results of its operations, shareholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 22, 20

SINGER XENOS SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash - checking	$ 18,177
Organization costs, net of amortization $10,000	185,445
Total Assets	$203,622

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable	$ 26
Commissions payable	178,130
Total Liabilities	$178,156
Shareholder's Equity	
Common stock -authorized, issued and outstanding 10 shares without value per share	$ 10
Paid-in capital	24,990
Retained earnings	466
Total Shareholder's Equity	25,466
Total Liabilities and Shareholder's Equity	$203,622

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$655,930
Total Revenues	655,930
Expenses	
Bank Fees	53
Commissions	290,549
Overhead	24,000
License & Fees	150
Professional Fees	2,739
Regulatory Fees	1,547
Total Expenses	319,038
Income Before Income Tax	336,892
Income Tax	0
Net Income	$336,892

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance December 31, 2008	10	$ 10	$24,990	$ 2,820	$ 27,820
Distributions				(339,246)	(339,246)
Net Income – Year Ended December 31, 2009				336,892	336,892
Balance, December 31, 2009	10	$ 10	$24,990	$ 466	$ 25,466

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES	
Net Income	$ 336,892
Accounts receivable	(185,445)
Accounts payable	178,156
CASH PROVIDED FROM OPERATING ACTIVITIES	329,603
CASH FLOW FROM INVESTING ACTIVITIES	--
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions	(339,246)
DECREASE IN CASH	(9,643)
Cash: Beginning of year	27,820
Cash: End of the Year	$ 18,177
SUPPLEMENTAL CASH FLOW INFORMATION:	
Cash paid for interest	$ 0
Cash paid for income taxes	$ 0

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Singer Xenos Securities Corp. (the Company) has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) as of December 20, 2001. The Company was incorporated August 8, 2001 in the State of Florida.

NOTE 2 - INCOME TAXES

The Company files it income tax as an "S" corporation whereby income and losses pass directly through to its sole shareholder. The State of Florida does not have any franchise tax. Consequently, there are no taxes on the Company's profit.

NOTE 3 - NET CAPITAL REQUIREMENTS

In accordance with the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined of $5,000. See page 7 for the net capital computation.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – RELATED PARTIES TRANSACTIONS

The Company's president is the sole owner of the broker-dealer. The owner is active in two related companies:

1) Singer Xenos, Inc., dba Singer Xenos Wealth Management, a SEC Registered Investment Advisor – 51% ownership.

2) Physicians Investment Advisors Inc. an insurance general agent – 50% ownership.

All revenue is generated through the above companies.

NOTE 6 – SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company has a certification of exclusion from membership with SIPC.

SINGER XENOS SECURITIES CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Total shareholder's equity from statement of financial condition	$ 25,466
Non allowable assets	
Commission receivable	(7,315)
NET CAPITAL	$ 18,151

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 11,877
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 11,877
EXCESS CAPITAL	$ 6,274
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 335

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$178,156
Percentage of aggregate indebtedness to net capital	982%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital – unaudited	$ 18,151
Net capital – audited	$ 18,151

See Accompanying Notes to Financial Statements

SINGER XENOS SECURITIES CORP.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirement is not applicable to Singer Xenos Securities Corp. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

SINGER XENOS SECURITIES CORP.
Schedule III – Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to Singer Xenos Securities Corp. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Singer Xenos Securities Corp. (the "Company") for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board of Directors
Singer Xenos Securities Corp.
Coral Gables, Florida

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 22, 2010